Filed by Tellabs, Inc.(Commission File No.: 09692)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company:  Advanced Fibre Communications, Inc.

Commission File No.:  0-28734

The following was presented at the William Blair & Company 24th Annual Growth Stock Conference on June 23, 2004.

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William Blair & Company
24th Annual
Growth Stock Conference
June 23, 2004

Tim Wiggins

Executive VP and CFO	[LOGO]

04NYC-TWiggins

This Presentation May Contain Forward-looking Statements.

Such statements should be viewed in the context of the risk factors articulated in Tellabs’ most recent SEC filings. This presentation includes GAAP and non-GAAP financial measures.

A complete reconciliation of such measures can be found at our tellabs.com Web site.

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This communication is not a solicitation of a proxy from any security holder of Tellabs, Inc. or Advanced Fibre Communications, Inc.  Tellabs, Inc. plans to file with the Securities and Exchange Commission a Registration Statement on SEC Form S-4, and Tellabs, Inc. and Advanced Fibre Communications, Inc. expect to mail a Joint Proxy Statement/Prospectus to their respective stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations, 1415 West Diehl Road, Naperville, IL 60563, 630-798-8800.  Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations, 1465 North McDowell Blvd., Petaluma, CA, USA 94954, 707-792-3500.

Interest of Certain Persons in the Merger.

Tellabs, Inc. and its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Tellabs, Inc. in connection with the merger.  The directors and executive officers of Tellabs, Inc. have interests in the merger, some of which may differ from, or may be in addition to, those of the respective stockholders of Tellabs, Inc. generally.  Those interests will be described in greater detail in the Joint Proxy Statement/Prospectus with respect to the merger.  Information about the directors and executive officers of Tellabs, Inc. and their ownership of Tellabs, Inc. stock is set forth in the proxy statement for Tellabs, Inc.’s 2004 annual meeting of stockholders.  Investors may obtain additional information regarding the interests of the participants by reading the joint proxy statement/prospectus when it becomes available.

What a Difference a Year Makes

Where We Were

•                  Revenue shortfall and $43M loss in 1Q03

•                  Downsizing and restructuring announced

•                  Outsourcing under evaluation

•                  Unsure if we were at the bottom of the cycle

Where We Are Now

•                  Renewed strength in core products

•                  Growing business and profitable

•                  Reduced OpEx run rate by $80M annually

•                  Drove $40M+ margin improvement with outsourcing

•                  Entered IP/MPLS multi-service market with Vivace acquisition

•                  Entering Metro Ethernet market with Tellabs® 8600 system

•                        Appointed new CEO and three board members

•                        Grew 1Q04 revenue 19% YOY with $62M turnaround in net income

•                        Increased cash and short term investments by $170M+

•                        Announced acquisition of AFC

Moved from defense to offense

Analyst Recommendations

April 2003	June 2004

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Market recognizes Tellabs’ improvements

Gross Profit Margin Up

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GAAP	2%	19%	38%	44%	57%

Expenses Down

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GAAP	$144	M	$162	M	$160	M	$153	M	$140	M

Profitability Up

Earnings Per Share

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GAAP	-10	¢	-27	¢	-16	¢	-6	¢	3	¢

Strategies for Growth

•      Energize The Core

•      Set The Standard In Data

•      Expand Into Adjacent Markets

Energize the Core

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Energize The Core	Enhance products with features customers need:

• Ethernet capability on the Tellabs® 5500 system leverages existing infrastructure to deliver new services

Set The Standard In Data	• Integrated SONET and data on the Tellabs® 7100 system leverages existing networks

Expand Into Adjacent Markets	• Integrated the Tellabs® 8100/6300 systems increases network capacity

• Ethernet-over-SONET/SDH on the Tellabs® 5500NGX, 6350 systems provides migration path to data services

Set the Standard in Data

Energize The Core	Introduce a family of new products designed to handle data traffic:

Set The Standard In Data	• Tellabs® 8800 multi-service router for IP/MPLS services convergence established with Tier 1 carriers, more than 30 field trials underway

Expand Into Adjacent Markets	• Tellabs® 8600 system for Ethernet services will be released this summer

SUPERCOMM 2004

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See us at Booth 24829

Expand into Adjacent Areas

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Energize The Core	• Increase our relevance to customers by expanding into adjacent markets

• Broaden product portfolio
Set The Standard In Data
• More complete end-to-end solutions

Expand Into Adjacent Markets	• Announced acquisition of AFC

A Preeminent Combination:
Tellabs and AFC

A Preeminent Combination

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Compelling Tier 1 Equipment Vendor	Broad End-to-End Solution	Well Positioned for the Network Upgrade Cycle	Accelerating Revenue Growth	Continuing Focus on Profitability

Strategic Rationale

Compelling Tier 1 Equipment Vendor

•                  Combines leading suppliers for access and transport

•                  Strengthens relationships with major incumbent carriers

•                  Strong balance sheet, cutting-edge technology

Compelling Tier 1 Equipment Vendor

•                  Combines leading suppliers for access and transport

•                  Strengthens relationships with major incumbent carriers

•                  Strong balance sheet, cutting-edge technology

Broad End-to-End Solution

•                  Best-of-breed access, transport and data solutions for network infrastructure

•                  Complimentary product portfolios, with ability to manage via umbrella network management

Compelling Tier 1 Equipment Vendor

•                  Combines leading suppliers for access and transport

•                  Strengthens relationships with major incumbent carriers

•                  Strong balance sheet, cutting-edge technology

Broad End-to-End Solution

•                  Best-of-breed access, transport and data solutions for network infrastructure

•                  Complimentary product portfolios, with ability to manage via umbrella network management

Well Positioned for the Network Upgrade Cycle

•                  Can leverage incumbent position to drive network upgrades — VOIP, FTTP, Ethernet, MPLS

•                  Goal of a converged MPLS framework

•                  Strong position in FTTP

Accelerating Revenue Growth

•                  Combines two profitable businesses

•                  Complementary domestic and international sales channels

•                  Tellabs brings established professional services capabilities

Accelerating Revenue Growth

•                  Combines two profitable businesses

•                  Complementary domestic and international sales channels

•                  Tellabs brings established professional services capabilities

Continuing Focus on Profitability

•                  Leverage supply-chain efficiencies

•                  Operating leverage in continued businesses

•                  Eliminate duplicative public company costs and other SG&A savings

Acquiring AFC

Consideration

•                  Stock and cash consideration

•                  Fixed exchange ratio of 1.55 Tellabs shares plus $7.00 in cash for every AFC share

•                  Tellabs shareholders will own approximately 75% of the combined company

Consideration

•                  Stock and cash consideration

•                  Fixed exchange ratio of 1.55 Tellabs shares plus $7.00 in cash for every AFC share

•                  Tellabs shareholders will own approximately 75% of the combined company

Financial Impact

•                  Accretive to Tellabs’ 2005 pre-tax income with synergies on a per-share basis excluding amortization of acquired intangibles, deferred stock compensation and other purchase accounting adjustments

Consideration

•                  Stock and cash consideration

•                  Fixed exchange ratio of 1.55 Tellabs shares plus $7.00 in cash for every AFC share

•                  Tellabs shareholders will own approximately 75% of the combined company

Financial Impact

•                  Accretive to Tellabs’ 2005 pre-tax income with synergies on a per-share basis excluding amortization of acquired intangibles, deferred stock compensation and other purchase accounting adjustments

Name

•                  Combined company will be called Tellabs and will trade on the NASDAQ under the ticker “TLAB”

Consideration

•                  Stock and cash consideration

•                  Fixed exchange ratio of 1.55 Tellabs shares plus $7.00 in cash for every AFC share

•                  Tellabs shareholders will own approximately 75% of the combined company

Financial Impact

•                  Accretive to Tellabs’ 2005 pre-tax income with synergies on a per-share basis excluding amortization of acquired intangibles, deferred stock compensation and other purchase accounting adjustments

Name

•                  Combined company will be called Tellabs and will trade on the NASDAQ under the ticker “TLAB”

Key Conditions

•                  Tellabs and AFC shareholder approval

•                  Regulatory approval and other customary conditions

Consideration

•                  Stock and cash consideration

•                  Fixed exchange ratio of 1.55 Tellabs shares plus $7.00 in cash for every AFC share

•                  Tellabs shareholders will own approximately 75% of the combined company

Financial Impact

•                  Accretive to Tellabs’ 2005 pre-tax income with synergies on a per-share basis excluding amortization of acquired intangibles, deferred stock compensation and other purchase accounting adjustments

Name

•                  Combined company will be called Tellabs and will trade on the NASDAQ under the ticker “TLAB”

Key Conditions

•                  Tellabs and AFC shareholder approval

•                  Regulatory approval and other customary conditions

Timeline

•                  Target closing during quarter ending September 2004

Key Statistics

•                  2003 Pro Forma revenue approximately $1.5B before synergies

•                  Pro Forma cash and cash equivalents balance approximately $1.4B

•                  Approximately 4,100 employees (including 1,000 overseas)

Key Statistics

•                  2003 Pro Forma revenue approximately $1.5B before synergies

•                  Pro Forma cash and cash equivalents balance approximately $1.4B

•                  Approximately 4,100 employees (including 1,000 overseas)

Leadership

•                  Chairman: Mike Birck

•                  Chief Executive Officer: Krish Prabhu

•                  Chief Operating Officer: John Schofield

Key Statistics

•                  2003 Pro Forma revenue approximately $1.5B before synergies

•                  Pro Forma cash and cash equivalents balance approximately $1.4B

•                  Approximately 4,100 employees (including 1,000 overseas)

Leadership

•                  Chairman: Mike Birck

•                  Chief Executive Officer: Krish Prabhu

•                  Chief Operating Officer: John Schofield

Board of Directors

•                  9 members from Tellabs, 3 members from AFC

Key Statistics

•                  2003 Pro Forma revenue approximately $1.5B before synergies

•                  Pro Forma cash and cash equivalents balance approximately $1.4B

•                  Approximately 4,100 employees (including 1,000 overseas)

Leadership

•                  Chairman: Mike Birck

•                  Chief Executive Officer: Krish Prabhu

•                  Chief Operating Officer: John Schofield

Board of Directors

•                  9 members from Tellabs, 3 members from AFC

Key Locations

•                  Headquartered in Naperville, IL

•                  R&D centers in Illinois, California, Florida, Texas, Virginia, Denmark and Finland

•                  41 sales offices in 29 countries

Combining with AFC Supports Tellabs’ Vision and Strategy

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Our Vision:

Deliver to customers technology that transforms the way the world communicatesTM.

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•                  Energize The Core

•                  Set The Standard in Data

•                  Expand Into Adjacent Markets

AFC Transaction Achieves

• Increase our relevance to key customers	☒

• Leverage our market position into new applications	☒

• Enable our customers to leverage their investment in Tellabs	☒

• Support migration from circuit- to packet-based networks	☒

• Increase Tellabs’ presence in customer networks	☒

Moving Ahead

•                  Positive Momentum in Core Business

•                  Setting the Standard in Data

•                  Acquisition of AFC Creates a Compelling Tier 1 Equipment Vendor

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Our Vision

Deliver to customers technology that transforms the way the world communicatesTM.

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